[McLane, Graf, Raulerson & Middleton, PA Letterhead]
December 1, 2010
Mr. Evan S. Jacobson, Attorney-Advisor
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE
Washington, D.C. 20549-3628

Re:	Rock of Ages Corporation Amendment No. 1 to Schedule 13E-3 Filed on December 1, 2010 File No. 005-51813 Revised Preliminary Proxy Statement on Schedule 14A Filed on December 1, 2010 File No. 000-29464
Dear Mr. Jacobson:
          On behalf of our client, Rock of Ages Corporation (the “Company,” or “Rock of Ages”), we have set forth below the responses of Rock of Ages and, as applicable, the responses of Swenson Granite Company LLC (“Parent”), Granite Acquisition, LLC (“Merger Sub”) and the members of the “Swenson Granite Group” (as defined below), to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of November 24, 2010 to James L. Fox, Chairman of the special committee of Rock of Ages’ board of directors. The members of the Swenson Granite Group include the following: the Kurt M. Swenson Revocable Trust of 2000, the Kevin C. Swenson Revocable Trust of 1994, Robert L. Pope, Nancy F. Pope, Richard C. and Christina W. Kimball (individually, jointly and as trustee of the Christina W. Kimball Revocable Trust 2/21/2001), Charles M. Waite, Karen Swenson, the Lois S. Moore Revocable Trust, Peter B. Moore, Peter A. Friberg, Guy A. Swenson, III and Jon M. Gregory.
          Rock of Ages is, concurrently with the submission of this letter, filing via EDGAR a revised preliminary proxy statement (the “Revised Proxy”), and Rock of Ages, Parent, Merger Sub and the members of the Swenson Granite Group are, concurrently with the submission of this letter, filing via EDGAR Amendment No. 1 to Schedule 13E-3 (“Amendment No. 1”). The Revised Proxy and Amendment No. 1 reflect responses to the Staff’s comments as well as certain conforming, updating and other changes.
          In response to substantially all of the comments, the Company and, as applicable, Parent, Merger Sub and the members of the Swenson Granite Group, have agreed to change or

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

supplement the disclosures in the Revised Proxy and the Schedule 13E-3. They are doing so in order to cooperate with the Staff and address the Staff’s views in a constructive manner and not because they believe that the original filings were deficient or inaccurate in any respect. Accordingly, any revisions to or amendments of the filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.
          The Company and, as applicable, Parent, Merger Sub and the members of the Swenson Granite Group, have also indicated in certain responses that they believe that no change in disclosure, or other addition or change requested by the Staff, is appropriate, and this response letter seeks to explain the reasons for this view. Rock of Ages, Parent, Merger Sub and the members of the Swenson Granite Group understand that certain Staff comments may be withdrawn or modified based on the additional explanation or information provided herein.
          The information provided in response to the Staff’s comments has been supplied by the Company and, as applicable, Parent, Merger Sub and the members of the Swenson Granite Group, which are solely responsible for the adequacy and accuracy of the information, as applicable. The Company, Parent, Merger Sub and the members of the Swenson Granite Group also acknowledge that the Staff’s comments or any changes in the disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Revised Proxy or the Schedule 13E-3, and that the Company Parent, Merger Sub and the members of the Swenson Granite Group may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
          For ease of reference, we reproduce below the Staff’s comments in bold, and include under each comment the response of the Company and, as applicable, of Parent, Merger Sub and the members of the Swenson Granite Group. Capitalized terms used but not defined in this letter have the respective meanings ascribed thereto in the Revised Proxy.
Schedule 13E-3
Introduction
1.	We note your statement that “[t]he information contained in this Schedule 13E-3 and the Proxy Statement concerning Rock of Ages was supplied by Rock of Ages, and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and the Proxy Statement concerning each filing person other than Rock of Ages was supplied by each such filing person, and no other filing person takes responsibility for the accuracy of any information not supplied by such filing person.” Because each of the filing persons has signed the Schedule 13E-3, the language is inconsistent with the public disclosure otherwise made in the filing. Please revise to remove the

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3 and proxy statement.
The disclosure under “INTRODUCTION” has been revised in response to the Staff’s comment.
2.	We note your statement that the filing of the transaction statement shall not be construed as an admission by any filing person or by any of their respective affiliates that any other filing person is an “affiliate” within the meaning of Rule 13e-3 under Section l3(e) of the Exchange Act. The identification of a filing person on the Schedule 13E-3 renders such disclaimer inappropriate. Please revise.

The disclosure under “INTRODUCTION” has been revised in response to the Staff’s comment.
Exhibit 99(c)(2)
3.	We note the apparent disclaimer that the Covington material is solely for the use and benefit of the special committee and your board of directors and “shall not be reproduced, summarized, described or referred to, or furnished to any party, without [Covington’s] prior written consent.” Please disclose in the proxy statement, if true, that Covington has consented to use of its materials in the document.

The disclosure under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee” of the Revised Proxy has been revised in response to the Staff’s comment.
Schedule 14A
General
4.	It appears from your forms of proxy cards that the company will post its proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site). Please confirm that the company will provide record holders with a notice informing them that the materials are available and explaining how to access those materials. See Exchange Act Rule l4a-16.

Since the filing of the preliminary proxy statement, the Company has determined that it will not post its proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site). Instead, the Company intends to mail copies of the proxy materials as the exclusive means of providing the proxy materials to its shareholders. Accordingly, the reference to the “Notice of Internet Availability of

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

Proxy Material” and all related information has been deleted from the forms of proxy cards.
Forward-Looking Statements, page 17
5.	We note your disclosure that the proxy statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor provision is not available to statements made in connection with a going private transaction. See Exchange Act Section 21E(b)(1)(E). Please revise to remove the statement that this safe harbor is applicable, and also include disclosure stating that the safe harbor provisions in the
Form 10-K incorporated by reference into the proxy statement do not apply to any forward-looking statements the company makes in connection with the Rule 13e-3 transaction. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to the going private transaction.

The disclosure under “FORWARD-LOOKING STATEMENTS” has been revised in response to the Staff’s comment.

The Company also respectfully advises the Staff that that Company’s most recent Form 10-K (filed with the Securities and Exchange Commission on March 31, 2010 and included as part of the Revised Proxy as Annex F) does not make reference to the safe harbor provisions referred to in this comment, nor does that Form 10-K make reference to the Private Securities Litigation Reform Act of 1995.

The Company hereby confirms that it will also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to the going private transaction.
Solicitation of Proxies, page 20
6.	Please confirm your understanding that all written soliciting materials, including, without limitation, any scripts to be used in soliciting proxies over the telephone and emails, must be filed under the cover of Schedule l4A. See Exchange Act Rules 14a-6(b) and (c). In addition, please tell us what you mean by soliciting “via the Internet.”

The Company hereby confirms its understanding that all written soliciting materials, including, without limitation, any scripts to be used in soliciting proxies over the telephone and emails, must be filed under the cover of Schedule 14A.

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

After consultation with its proxy solicitation firm, the Company has determined that the reference to soliciting “via the Internet” is redundant with the reference to soliciting “by e-mail.” Accordingly, the reference to “via the Internet” has been deleted.
Special Factors, page 28
7.	Please move the “Special Factors” section so that it is prominently disclosed in the front of the proxy statement. See Exchange Act Rule 13e-3(e)(1)(ii).

In compliance with Instruction 2 to Item 1001 of Regulation M-A, which requires that the summary term sheet “begin on the first or second page of the disclosure document provided to security holders”, that section appears immediately after the table of contents.

In response to the Staff’s comment, the Company has moved the “SPECIAL FACTORS” section so that it appears immediately following the “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER” sections, consistent with a number of recent definitive proxy statement filings for Rule 13e-3 transactions. For some recent examples of such placement of the “Special Factors” section, please see the definitive proxy statements filed with the Securities and Exchange Commission by Alfa Corporation (filed March 13, 2008), Landry’s Restaurants, Inc. (filed August 17, 2010) and Internet Brands, Inc. (filed November 15, 2010) for their respective Rule 13e-3 transactions.
Background of the Merger, page 31
8.	Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Where appropriate, please revise to summarize all the presentations or reports provided during the course of the meetings you have described, including preliminary analyses and reports. In addition, to the extent not already filed, please file all relevant reports, opinions, or appraisals as exhibits to the Schedule 13E-3.

The Company respectfully submits that the “Background of the Merger” section of the preliminary proxy statement as originally filed included, for each report, opinion or appraisal received by the Company from an outside party that is materially related to the proposed merger, disclosure with respect thereto, including a summary thereof, which meets the requirements of Item 1015 of Regulation M-A. However, in light of the Staff’s comment, the Company has added a summary description of two Covington presentations at the August 4, 2010 meeting of the special committee. One of these presentations at this meeting simply summarized in four slides, and confirmed, Covington’s view,

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

previously presented orally at the special committee’s meeting on July 8, 2010, of the deficiencies and lack of credibility of the Semon Valuations. The other presentation summarized, in a single slide, Covington’s analysis of a purported valuation of the Company set forth in a letter from a shareholder of the Company received by the special committee in July 2010, which valued the Company well in excess of Parent’s initial proposed price of $4.38 per share. As disclosed, and as with the Semon Valuations, Covington’s presentation identified serious methodological and other flaws in the shareholder’s purported valuation, such that the special committee viewed it as not credible and did not rely on it in any manner. Accordingly, the special committee did not, and does not, consider such purported valuation or the Semon Valuations, or Covington’s presentations with respect thereto, to be materially related to the proposed Rule 13e-3 transaction. Nevertheless, the Company has added this new disclosure to respond constructively to the Staff’s comment. The summary description of Covington’s discussion at the August 4th meeting was also modified slightly to reflect that Covington first reviewed the solicitation process it had undertaken, and that as part of that process, when asked, Covington had advised interested parties that they were free to submit a bid for less than the entire Company.

In addition, to the extent not already filed, all relevant reports, opinions or appraisals described in the Revised Proxy pursuant to Item 1015 of Regulation M-A or in response to the Staff’s comment have been filed as exhibits to Amendment No. 1. We note that in two of the Covington Process Update presentations (July 8, 2010 and August 4, 2010) that have been filed as exhibits, the names of individual parties who were contacted in the solicitation process conducted on behalf of the special committee by Covington have been omitted. Disclosure has been added in the Revised Proxy to identify the number of strategic and financial parties. Especially since only one IOI was received (from Parent) to acquire the entire Company, the Company believes the names of parties that were contacted is clearly not material to shareholders voting on the transaction. Similarly, and for the same reason that it is not material, in Covington’s single slide with respect to the purported valuation set forth in the letter from a shareholder referred to above, the name of the shareholder has been omitted; however, the number of shares claimed to be owned by the shareholder is disclosed.
9.	Neither the penultimate paragraph on page 37 nor disclosure elsewhere in this section appears to discuss whether and when the special committee, after considering the points raised by Covington and Skadden regarding the indication of interest from the private equity firm, ultimately decided not to pursue this indication of interest. Please revise to clarify.

The disclosure under “SPECIAL FACTORS—Background of the Merger” has been revised in response to the Staff’s comment.

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

Reason For the Board of Directors Adopting the Merger Agreement and Recommending That the Company’s Shareholders Approve the Merger Agreement, page 48
10.	On the top of page 44, you state that your board of directors determined that the merger is fair to and in the best interests of the company’s shareholders (other than the members of the Swenson Granite Group, to the extent they contribute their company shares to Parent prior to the merger pursuant to contribution agreements). In the first paragraph of this section, on Page 48, you state that your board of directors believes that the merger is fair to and in the best interests of the company’s shareholders, to the extent those shareholders’ shares of your common stock are converted in the merger into the right to receive the merger consideration. The company’s position as to fairness appears to include affiliated security holders because some of the company’s affiliates are shareholders, and some members of the Swenson Granite Group will be receiving the merger consideration. Rule 13e-3, however, requires affiliates to state whether the transaction is fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A, Exchange Act Rule 13e-3(a)(4) and Exchange Act Release 34-17719 at Q&A 2l (April 13, 1981) for guidance. Please revise to expressly disclose whether the transaction is substantively and procedurally fair to unaffiliated security holders.

Please note that, as reflected in the table which has been added in response to Comment 39, only one member of the Swenson Granite Group is contributing to Parent less than all of his shares of common stock and thus will receive the cash merger consideration for a portion of such shares. The language in the proxy statement referred to in the Staff’s comment is intended to address this single situation. The Company respectfully submits that such language speaks as to the fairness of the cash merger consideration to a broader group of shareholders than just the unaffiliated shareholders, but that group includes all the unaffiliated shareholders. And since all of the unaffiliated shareholders will receive the same cash merger consideration as will be received by this one member the Swenson Granite Group for a portion of his shares, the Company believes the language referred to in the comment, in effect, states that the transaction is fair to unaffiliated security holders as required by Rule 13e-3. However, to avoid any ambiguity, and to address the Staff’s comment, the disclosure under “SPECIAL FACTORS—Reasons For the Board of Directors Adopting the Merger Agreement and Recommending that the Company’s Shareholders Approve the Merger Agreement” has been revised as requested in the comment.
11.	We note that your board of directors has expressly adopted the special committee’s “determination” as to the fairness of the transaction, and carefully “evaluated and considered various factors considered by the special committee and various other factors.” We also note that your board of directors has “carefully evaluated and considered various factors considered by the special committee and various other factors, including, but not limited to the following.” Please revise to include a

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

materially complete discussion of the factors considered by your board of directors or to eliminate the suggestion that your existing disclosure is incomplete.

The disclosure under “SPECIAL FACTORS—Reason For the Board of Directors Adopting the Merger Agreement and Recommending that the Company’s Shareholders Approve the Merger Agreement” has been revised in response to the Staff’s comment.

12.	The recommendation and analysis does not appear to address all of the factors described in Instruction 2 to Item 1014, or explain in detail why such factors were not deemed material or relevant. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April I3, 1981). To the extent that your board of directors has based its conclusion regarding fairness on the factors analyzed by the special committee, it must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 2l of the Exchange Act Release No. 34-17719 (April 13, 1981). In this respect, please disclose in this section whether your board of directors expressly adopted the special committee’s decision and analyses of the factors disclosed under the heading “The Special Committee” found on pages 44 through 48, or revise to discuss your board’s consideration of all of the factors identified in Instruction 2 to Item 1014 of Regulation M-A.

The disclosure under “SPECIAL FACTORS—Reason For the Board of Directors Adopting the Merger Agreement and Recommending that the Company’s Shareholders Approve the Merger Agreement” has been revised in response to the Staff’s comment.
13.	Please revise the fifth bullet point on page 49 to explain how this is a factor supporting the fairness of the transaction to unaffiliated shareholders.

As a result of the revisions to the Revised Proxy made in response to comments 10, 11 and 12 above, the fifth bullet point on page 49 has been deleted.
Position of Parent, Merger Sub and the Members of the Swenson Granite Group As To the Fairness of the Merger to the Company’s Shareholders That Are Receiving the Merger Consideration, page 50
14.	In the first paragraph of this section, you state that Parent, Merger Sub and the members of the Swenson Granite Group believe that the merger is fair to and in the best interests of the company’s shareholders, to the extent those shareholders’ shares of common stock are converted in the merger into the right to receive the merger consideration. Because some members of the Swenson Granite Group will be receiving the merger consideration, the position of Parent, Merger Sub and the

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

members of the Swenson Granite Group as to the fairness of the transaction appears to include affiliated security holders. Rule l3e-3, however, requires affiliates to state whether the transaction is fair to unaffiliated security holders. See Item 10l4(a) of Regulation M-A, Exchange Act Rule 13e-3(a)(4) and Exchange Act Release 34-17719 at Q&A 21 (April 13, 1981) for guidance. Please revise to expressly disclose whether the transaction is fair to unaffiliated security holders.

Please see the response to comment 10. The disclosure under “SPECIAL FACTORS—Position of Parent, Merger Sub and the members of the Swenson Granite Group as to the Fairness of the Merger to the Company’s Shareholders that are Receiving the Merger Consideration” has been revised in response to the Staff’s comment.

15.	The discussion on pages 50 through 53 does not appear to address all of the factors described in Instruction 2 to Item 1014, or explain in detail why such factors were not deemed material or relevant. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). We note for example that the discussion does not appear to address the factors described in clause (iv) of Instruction 2 to Item 1014 or explain in detail why such factor was not deemed material or relevant. If the parties have based their conclusion and analysis regarding fairness on the conclusions and factors analyzed by another party, they must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 2l of the Exchange Act Release No. 34-17719 (April 13, 1981).

The disclosure under “SPECIAL FACTORS—Position of Parent, Merger Sub and the members of the Swenson Granite Group as to the Fairness of the Merger to the Company’s Shareholders that are Receiving the Merger Consideration” has been revised in response to the Staff’s comment.

16.	Please revise the first bullet point on page 51 to explain why the Parent, Merger Sub, and the members of the Swenson Granite Group believe that the company’s historical performance and financial results indicate that the transaction is fair to unaffiliated security holders.

In response to the Staff’s comment, the first bullet point which previously appeared under “SPECIAL FACTORS—Position of Parent, Merger Sub and the members of the Swenson Granite Group as to the Fairness of the Merger to the Company’s Shareholders that are Receiving the Merger Consideration” has been deleted in the Revised Proxy.

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

17.	In the third full bullet point on page 52, you refer to “arm’s-length negotiations.” Please delete all references to “arm’s-length negotiations.” Such references are inappropriate in a going private transaction by affiliates.

In response to the Staff’s comment, all references to “arm’s-length negotiations” have been eliminated in the Revised Proxy.

18.	In the last sentence of this section, you state that Parent, Merger Sub and the member of the Swenson Granite Group did not consider liquidation value in determining the fairness of the merger to those company shareholders whose shares of common stock are converted in the merger into the right to receive the merger consideration because the company’s business is a viable, going concern business that will continue to operate upon consummation of the merger. Discuss whether the parties considered the possibility that the aggregate value of the individual assets may be worth more than the value of the business. If not, then please explain why. Please note that the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation value. See Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

The disclosure under “SPECIAL FACTORS—Position of Parent, Merger Sub and the members of the Swenson Granite Group as to the Fairness of the Merger to the Company’s Shareholders that are Receiving the Merger Consideration” has been revised in response to the Staff’s comment.
Rock of Ages’ Position as to the Fairness of the Merger to the Company’s Shareholders Receiving Merger Consideration, page 53
19.	It is unclear why it is necessary to include this separate section, which largely repeats the disclosure included in the section titled “Reason for the Board of Directors Adopting the Merger Agreement and Recommending that the Company’s Shareholders Approve the Merger Agreement” that begins on page 48. Please revise or advise.

The disclosure under “SPECIAL FACTORS—Rock of Ages’ Position as to the Fairness of the Merger to the Company’s Shareholders Receiving the Merger Consideration” has been deleted in response to the Staff’s comment.
Opinion of the Financial Advisor to the Special Committee, page 56
20.	The third paragraph in this section states that the summary is qualified in its entirety by reference to the full text of the opinion. This appears to limit the extent to which investors are entitled to rely on your disclosure. While appropriate disclaimers concerning the nature of a summary are permitted please revise to

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

remove the implication that the summary is incomplete and does not describe all material bases for and methods of arriving at the opinion’s findings.

The disclosure under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee” has been revised in response to the Staff’s comment.
Comparable Company Analysis, page 58
21.	Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting these companies and transactions. Specifically, disclose whether the criteria were consistently applied and, if any company was deliberately excluded, briefly indicate the reasoning behind such exclusion.

The disclosure under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee—Comparable Public Company Analysis” has been revised in response to the Staff’s comment.
22.	Please revise to discuss how the findings reflected in the chart on page 59 impacted Covington’s analysis regarding the fairness of the transaction.

The disclosure under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee—Comparable Public Company Analysis” has been revised in response to the Staff’s comment.
Benchmarking Analysis, page 60
23.	Please revise to discuss how the findings reflected in the charts on page 60 and 61 impacted Covington’s analysis regarding the fairness of the transaction.

The disclosure under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee—Benchmarking Analysis” has been revised in response to the Staff’s comment.
Comparable Transaction Analysis, page 61
24.	Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting these companies and transactions. Specifically, please disclose whether the criteria were consistently applied and, if any transaction was deliberately excluded, briefly indicate the reasoning behind such exclusion.

The disclosure under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee—Benchmarking Analysis” has been revised in response to the Staff’s comment.

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

25.	Please revise to discuss how the findings reflected on pages 61 and 62 impacted Covington’s analysis regarding the fairness of the transaction.

The disclosure under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee—Benchmarking Analysis” has been revised in response to the Staff’s comment.
Discounted Cash Flow Analysis, page 62
26.	Please disclose the financial projections used for this analysis or include a cross-reference to where the projections appear in the proxy statement.

The disclosure under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee—Discounted Cash Flow Analysis” has been revised in response to the Staff’s comment.
27.	Please revise to further explain why Covington applied an EBITDA multiple of 6.0x - 8.0x, assumed a perpetual growth rate of 2.0% to 4.0% per year, and used a discount rate of 13% to 15%.

The disclosure under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee—Discounted Cash Flow Analysis” has been revised in response to the Staff’s comment.
28.	Please revise to discuss how the illustrative range of equity values of the company ranging from $18.823 million to $34.384 million based on a discounted cash flow analysis of the company’s projections impacted Covington’s analysis regarding the fairness of the transaction.

The disclosure under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee—Discounted Cash Flow Analysis” has been revised in response to the Staff’s comment.
Other Factors and Comparative Analysis, page 63
29.	We note your statement that in rendering its opinion, Covington considered certain other factors and conducted certain other comparative analyses. Please revise to include a materially complete description of the “certain other factors” and “other comparative analyses.”

The disclosure under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee—Other Factors” has been revised in response to the Staff’s comment.

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

30.	Please revise this section to disclose the five trading day, thirty trading day, three-month, six-month, and twelve-mouth average closing prices for each respective trading period ending on May 7, 2010, and how the closing prices impacted Covington’s analysis regarding the fairness of the transaction.

The disclosure under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee—Discounted Cash Flow Analysis” has been revised in response to the Staff’s comment.
Conclusion, page 63
31.	The first sentence of the third paragraph of this section states that the summary set forth above does not purport to be a complete description of the analyses performed by Covington in connection with the rendering of its opinion. Please revise to remove the implication that the summary is incomplete and does not describe all material bases for and methods of arriving at the opinion’s findings.

The disclosure under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee” has been revised in response to the Staff’s comment.
32.	We note the disclosure in the last paragraph of this section regarding past services provided by Covington to the company. Please describe the specific services provided by Covington and any of their affiliates to the filing persons and their affiliates and quantify the compensation received by Covington for the past two years. See Item 1015(b)(4) of Regulation M-A.

The Company respectfully advises the Staff that past services provided by Covington to the Company have been disclosed under “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee.” The Company hereby confirms that, during the two year period prior to Covington’s engagement by the special committee, Covington did not provide any services to the Company and did not receive any compensation from the Company.
Interests of Rock of Ages Officers and Directors, page 68
33.	On page 68 you state that Donald Labonte, the company’s President and Chief Executive Officer and a director of the company, will become the Chief Operating Officer of the company, reporting to Robert Pope, the President and Chief Executive Officer of Parent, and will be offered the opportunity to purchase shares of membership interest in Parent on similar terms as key officers of Parent have purchased such shares. To the extent that any officer is not a member of the Swenson Granite Group and has not been included as a filing person, please tell us

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

why you believe such person is not an affiliate engaged, directly or indirectly, in the going private transaction. For guidance, refer to Questions 201.01 and 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3. If you add any such employee as a filing person please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. You will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any additional filing persons. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Question and Answer No. 5 of Exchange Act Release No. 17719 (April 19, 1981). In this regard the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the current filing persons, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

The Company and Parent respectfully submit that Mr. Labonte and other officers of the Company who are not members of the Swenson Granite Group are not affiliates of the Company engaged, directly or indirectly, in the going private transaction and thus are not required to sign and file the Schedule 13E-3. None of such officers currently owns any membership interest in or holds any position with Parent, nor have any of them acted for, on behalf of or in concert with Parent with respect to the proposed transaction. No such officer has entered into a voting agreement or a contribution agreement with Parent. In addition, the transaction is not conditioned on Parent reaching agreement with any member of the Company’s management with respect to employment or retention arrangements. Indeed, as disclosed in the second and third full paragraphs on page 24 of the Revised Proxy, the protocols, rules and procedures agreed to by Parent at the request of the special committee shortly after Parent’s submission of its original acquisition proposal prohibited Parent and its representatives, including Kurt Swenson, from discussing with members of the Company’s management any employment, retention or equity incentive arrangements.

In order to alleviate some of the uncertainty which Parent believed Mr. Labonte, as the Chief Executive Officer of the Company, might experience once he became aware of the possibility that Parent might submit a proposal to acquire the Company, prior to submitting such proposal, Kurt Swenson indicated to Mr. Labonte in a brief and limited discussion that, if such a proposal was submitted and an acquisition was consummated, he anticipated that Mr. Labonte’s position would be changed from that of Chief Executive Officer of the Company to Chief Operating Officer of the Company, reporting to Mr. Pope as the Chief Executive Officer of Parent. As disclosed in the Revised Proxy under “SPECIAL FACTORS—Interests of Certain Persons in the Merger—Employment with the Surviving Corporation,” Mr. Labonte currently has a five-year employment

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

agreement with the Company entered into as of July 1, 2008. As disclosed, it is expected that Mr. Labonte will agree to the proposed changes (arguably diminutions) to his title and reporting responsibility. However, Mr. Labonte has not yet agreed to such changes, and Parent has advised the Company that it believes it may be necessary to enter into negotiations with Mr. Labonte after the effective time of the merger to arrive at a mutually acceptable arrangement. Parent has not had, and does not expect to have, any such negotiations with Mr. Labonte prior to the effective time of the merger. Thus, while Mr. Labonte has a pre-existing employment agreement with the Company that will continue unchanged following the merger absent an agreement of the parties to amend or terminate it, in fact there is currently no binding agreement or understanding between Parent and Mr. Labonte as to his ongoing employment after the merger.

Since Mr. Labonte, if he chooses to stay with the Company following the merger, will have an important position, Parent indicated to him that, like key officers of Parent, he would be offered an opportunity to purchase a membership interest in Parent at its fair market value. The number of shares of membership interest, the purchase price and other terms of the membership interest have not been discussed with Mr. Labonte and he has not agreed to purchase any such membership interests. Parent anticipates that such membership interest will not exceed 2% of the outstanding membership interests in Parent. Immediately following the merger, taking into consideration the exchange of shares provided for in the contribution agreements, Kurt Swenson, Kevin Swenson and Robert Pope will collectively hold approximately 75% of the outstanding membership interests in Parent. Consequently, any membership interest in Parent which may be acquired by Mr. Labonte will not be such as would come even close to constituting him an affiliate of Parent.

None of the other members of the Company’s management has an employment agreement with the Company, so the surviving corporation will not succeed to any such agreement as part of the transaction. Parent has advised the Company that Parent does not expect that either it or the Company will have any employment agreement or other retention arrangement with such other members of the Company’s management, either before or after the merger.

The Company and Parent believe that their view that Mr. Labonte and other officers of the Company who are not members of the Swenson Granite Group are, in the circumstances presented, not required to sign and file the Schedule 13E-3 is consistent with prior positions taken by the Staff. In this regard, we note in particular that the facts and circumstances in Questions 201.01 and 201.05 of the Compliance and Disclosure Interpretations of Going Private Transactions are clearly distinguishable from the facts and circumstances in this instance. Question 201.01 contemplates several factors, such as an increase in consideration to be received by management, alterations in executive agreements favorable to management, equity participation of management in the acquiror and the representation of management on the board of the acquiror, which may result in

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

such management becoming an affiliate of the acquiror. In the case of the Company’s management, no increases in compensation have been offered or are contemplated, no alterations in executive agreements favorable to management are contemplated (in fact, an unfavorable alteration may be required with respect to Mr. Labonte’s employment agreement), no equity participation has been offered except the indeterminate statement of an intent to offer Mr. Labonte the opportunity to purchase a small amount of shares of membership interest in Parent on the same terms as key officers of Parent have been permitted to do, and no member of the Company’s management, including Mr. Labonte, will be elected to Parent’s board of managers in connection with the transaction. In short, the factors cited in Question 201.01 which could make the members of the management of the company going private affiliates of the acquiror are simply not present in this transaction such that such an affiliate relationship would reasonably be deemed to exist.

Question 201.05 suggests that management of a company going private may be considered to be engaged in the 13e-3 transaction if they would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the surviving company and otherwise be in a position to “control” the surviving company under Exchange Act Rule 12b-2. None of these factors is present in the case of the Company’s management, including Mr. Labonte. As noted above, the only member of the Company’s management who may at some future date acquire equity in Swenson Granite is Mr. Labonte, although the nature of his equity interest remains indeterminate and would, in any case, be extremely small. No member of the Company’s management, including Mr. Labonte, has been or will be offered a seat on the board of managers of Parent in connection with the transaction. Given the approximately 75% post-transaction ownership interest in, and the high degree of control exercised by Kurt Swenson, Kevin Swenson and Robert Pope over, Parent, any equity interest which may be acquired by Mr. Labonte will in any event not constitute him a control person of Parent.
For the above reasons, the Company respectfully requests that the Staff concur with the Company’s and Swenson Granite’s view that Mr. Labonte and the other officers of the Company who are not members of the Swenson Granite Group are not affiliates of the Company engaged in the Rule 13e-3 transaction and thus are not required to sign and file the Schedule 13E-3.
Certain Material U.S. Federal Income Tax Consequences, page 76
34.	Please revise to discuss the Federal tax consequences of the Rule 13e-3 transaction on the Rule 13e-3 filing persons other than the company. See Item 1013(d) of Regulation M-A.
The first sentence under “SPECIAL FACTORS—Certain Material U.S. Federal Income Tax Consequences” has been revised in response to the Staff’s comment to clarify that the disclosure in that section also addresses the material United States federal income tax

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

consequences to the members of the Swenson Granite Group to the extent they contribute shares of Company common stock to Parent in exchange for additional shares of membership interest in Parent. In addition, a caption entitled “Members of the Swenson Granite Group” has been added at page 68 of the Revised Proxy to clearly indicate that the discussion in that paragraph is with respect to the U.S. federal income tax consequences to the members of the Swenson Granite Group to the extent they contribute their Company shares to Parent in exchange for additional shares of membership interest in Parent.
Dissenters’ Rights, page 79
35.	Please revise the third paragraph of this section to remove the implication that the summary is incomplete and does not describe all material appraisal procedures.

The disclosure under “SPECIAL FACTORS—Dissenters’ Rights” has been revised in response to the Staff’s comment.
The Merger Agreement, page 80
36.	We note your statement that the merger agreement is not intended to provide readers with “any other factual information” about you. Please revise to remove any potential implication that the merger agreement does not constitute disclosure under the federal securities laws. See Exchange Act Release No. 34-51283 (March 1, 2005).

The language at the end of the first paragraph under “THE MERGER AGREEMENT” which is the subject of the comment has been deleted.
Representations and Warranties, page 84
37.	We note your statement on page 84 that the representations and warranties have been made solely for the benefit of the other parties to the merger agreement. Please revise to remove any potential implication that the agreements filed as exhibits do not constitute disclosure under the federal securities laws. See Exchange Act Release No. 34-51283 (March 1, 2005).

The first paragraph under “THE MERGER AGREEMENT—Representations and Warranties” has been revised in response to the Staff’s comment.
38.	We note the disclaimer in the last sentence of the first paragraph of this section. Please confirm your understanding that you are responsible for considering whether additional specific disclosures of information regarding contractual provisions are required to make the statements included in the proxy statement not misleading.

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

The Company hereby confirms its understanding that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.
Contribution Agreements, page 98
39.	Please revise to include a chart showing the number of shares that each member of the Swenson Granite Group will contribute to Parent and retain, as well as the amount of consideration they will receive in exchange for retained shares.

The disclosure under “VOTING AND CONTRIBUTION AGREEMENTS—Contribution Agreements” has been revised in response to the Staff’s comment.
Where You Can Find More Information, page 106
40.	The fourth Paragraph in this section indicates that you intend to forward incorporate by reference any additional documents you file between the date of the proxy statement and the date of the special meeting. Please advise us of the legal authority upon which you are relying to forward incorporate by reference. In responding, please note the updating and dissemination obligations in Exchange Act Rules 13e-3(d)(2), (e)(2), and (f)(1)(iii). Alternatively, delete this statement and revise the proxy statement to specifically indicate that you will incorporate any additional filings made before the special meeting.

In response to the Staff’s comment and pursuant to phone discussions with Mr. Jacobson, the section, “WHERE YOU CAN FIND MORE INFORMATION,” has been revised, and substantial portions thereof deleted. As agreed in those phone discussions, the last sentence of the comment has been rendered moot. Also as agreed in those discussions, in lieu of incorporating them by reference, the Company’s Form 10-K for the fiscal year ended December 31, 2010 and its Form 10-Q for the quarterly period ended October 2, 2010 have now been included in the Revised Proxy as Annexes F and G, respectively, and the Table of Contents, and the disclosure in this and other sections of the Revised Proxy, have been revised accordingly.

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 1, 2010

          The Company intends to release to its shareholders definitive copies of the proxy statement in connection with the proposed merger as soon as possible and in any event by December 10, 2010, assuming clearance by the Staff. The Company will greatly appreciate the Staff’s cooperation in this regard.

Very truly yours,
/s/ Michael B. Tule
Michael B. Tule

cc:	Perry Hindin
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission

Laura Plude
Chief Financial Officer
Rock of Ages Corporation

James L. Fox
Chairman of the Special Committee
Rock of Ages Corporation

Kent A. Coit
Skadden, Arps, Slate, Meagher & Flom LLP

Michael J. Drooff
Sheehan Phinney Bass & Green, P.A.